April 24, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549
Attn:  Jessica Barberich/Daniel L. Gordon

Re:	Omega Healthcare Investors, Inc.
Form 10-K for the year ended December 31, 2007
Filed 02/15/08
File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega”), I am responding to the comments received from your office by letter dated April 15, 2008 (the “April Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comment in the April Letter below.  Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K.  All page references (excluding those in the headings and the staff’s comment) refer to pages of the Form 10-K.

Form 10-K for the year ended December 31, 2007

Note 5 - Other Investments, pages F-19 and F-20

1.
Comment:     You disclose that the 5,000 shares of Advocat Series C non-convertible redeemable preferred stock that you received as a result of the Second Advocat Restructuring are redeemable at your option after September 30, 2010 and that you classify these securities as held-to-maturity.  However, per review of the disclosure in the Advocat, Inc. 10-K filed on March 11, 2008, we note that the Advocat Series C non-convertible redeemable preferred stock is also redeemable at Advocat’s option after September 30, 2007.  In this regard, it does not appear that you have the ability to hold these securities to maturity.  Please explain.  For reference, please see SFAS 115.

Response:      We have reviewed our disclosure regarding the 5000 shares of Advocat Series C non-convertible redeemable preferred stock and believe that we have properly accounted for and disclosed theses securities as held-to-maturity. For accounting guidance, we referred to Statement of Accounting Standards No. 115, Accounting for Certain Investment in Debt and Equity Securities, (“FAS No. 115”), which states:

“Investments in debt securities shall be classified as held-to-maturity and measured at amortized cost in the statement of financial position only if the reporting enterprise has the positive intent and ability to hold those securities to maturity.” (Paragraph 7)

FAS No. 115 defines a Debt Security as:

“Any security representing a creditor relationship with an enterprise.  It also includes (a) preferred stock that by its terms either must be redeemed by the issuing enterprise or is redeemable at the option of the investor…” (Paragraph 137)

FAS No. 115 also states:

“In some circumstances it may not be possible to hold a security to its originally stated maturity, such as when the security is called by the issuer prior to maturity.  The issuer’s exercise of the call option effectively accelerates the security’s maturity and should not be viewed as inconsistent with the classification in the held-to-maturity category.”(Paragraph 77)

Further, the concept in paragraph 77 of FAS No. 115 was repeated in Question 19 of the FASB staff’s implementation guidance, “A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and Answers” as follows:

19.     Q—May a callable debt security be classified as held-to-maturity?
A—Generally yes.  Paragraph 77 of Statement 115 states, "The issuer's exercise of the call option effectively accelerates the security's maturity and should not be viewed as inconsistent with classification in the held-to-maturity category." However a callable debt security purchased at a significant premium might be precluded from held-to-maturity classification under  paragraph 14 of Statement 140 if it can be prepaid or otherwise settled in such a way that the holder of the security would not recover substantially all of its investment. [Revised 12/98; 9/01.]

We determined that the Advocat Series C non-convertible redeemable preferred stock meets the definition of debt securities as noted above, because the securities are redeemable by Advocat, the issuer of the securities, at our request after September 30, 2010.  Furthermore, we note that Advocat’s ability to call (i.e., redeem) these securities prior to their stated maturity does not impact Omega’s ability to classify these securities as held-to-maturity securities.  Rather, as the above guidance notes, the issuer’s ability to redeem the securities prior to their maturity date is an acceleration of the maturity date.  We also note that we have the positive intent and ability to hold these securities until the maturity date. Finally, the securities were not acquired at a premium.

For your reference, we have attached as Exhibit A to this letter excerpts from the Restructuring Stock Issuance and Subscription Agreement dated October 20, 2006, that covers the redemption of these securities.

2.
Comment:    You disclose on page 37 that you recorded a $9.1 million fair value adjustment in 2006 to reflect the change in the fair value of your derivative instrument, the conversion feature of the redeemable, convertible Advocat Series B preferred stock that you held prior to the Second Advocat Restructuring.  You also disclose on page F-19 that you recorded a gain of $1.1 million associated with the exchange of the Advocat Series B preferred stock for the new Advocat Series C non-convertible, redeemable preferred stock.  Please tell us how you calculated the gain amount and the accounting literature that you relied upon to determine the proper accounting treatment for the exchange.  Please specifically address how the removal of the conversion feature of the preferred stock affected your calculation.

Response:     As a result of improved operations of Advocat and the previously disclosed tax issue with respect to Omega ownership of the Advocat convertible preferred stock, in 2006 we entered into a restructuring agreement with Advocat whereby we surrendered shares of Advocat Convertible Preferred Stock (Advocat Series B) and a subordinated note with fair values of approximately $14.9 million and $2.5 million, respectively, in exchange for: (1) new non-convertible preferred stock (Advocat Series C) with an estimated value of $4.1 million; (2) a new subordinated note with a fair  value of $2.5 million; (3) provision of additional collateral; and (4) a revision to the master lease agreement which extended the lease term by 8 years.  Excluding the lease modifications, the aggregate fair values of the securities surrendered by Omega was $10.8 million greater than the aggregate fair value of securities received by Omega.

The exchange of financial instruments in this transaction was conducted in connection with a lease modification.  In accordance with FAS No. 13 paragraph 9, a revision of an operating lease is classified as a new lease agreement and accounted for by the lessor based upon the lease classification as of the date of the extension or renewal, with any deferred rent credit amortized over the remaining term.  Therefore, we believe this restructuring should be viewed as a new lease and accounted for in accordance with FAS No. 13 and FTB 88-1 with the fair value of assets surrendered in excess of the fair value of assets received recorded as a lease inducement and amortized over the remaining lease term.

As mentioned in the notes to the financial statements, the Advocat Series B security was a compound financial instrument.  During the period of our ownership of this security, the embedded derivative value of the conversion feature was recorded separately at fair market value in accordance with FAS No. 133 with changes in fair value recorded in the income statement.  The non-derivative (host) portion of the security was classified as an available-for-sale investment and was stated at its fair value with unrealized gains or losses recorded in accumulated other comprehensive income.

At December 31, 2005, the fair value of the Advocat Series B preferred stock was $5.4 million (conversion feature – fair value of $1.1 million; host security – fair value of $4.3 million, accreted cost of $2.4 million).  At October 20, 2006, the date of the Advocat restructuring, the fair value of the Advocat Series B preferred stock was $14.9 million (conversion feature – fair value of $10.2 million; host security – fair value of $4.7 million, accreted cost of $3.6 million).   As noted previously, the fair value of the conversion feature on October 20, 2006 was valued at $10.2 million compared to $1.1 million as of December 31, 2005.

At the time of the restructuring, $1.1 million was recorded in accumulated other comprehensive income relating to the host contract. The $1.1 million gain calculated in the restructuring was the amount in accumulated other comprehensive income, which represents the difference in the accreted value of the host security and the fair value of the host security and represents unrealized gain on this host security, excluding the conversion option.   The “removal” of the conversion feature (exchange of a convertible instrument for a non-convertible instrument) did not factor into the gain calculation as changes in fair value of the conversion feature were already recorded through the income statement.  In connection with the exchange of the Advocat Series B security, the $1.1 million amount in accumulated other comprehensive income was reversed through the income statement as a gain in order for the lease inducement to be recorded based upon the difference in fair value of the securities received versus the securities surrendered.  The Advocat Series B and C securities are significantly different in terms such as these securities are not considered substantially similar securities.

Exhibits

3.
Comment:    We note that your certifications include the title of the certifying individuals in the “I, [identify the certifying individual], certify that” line.  Since the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual.

Response:  The title of each officer will be deleted from the first sentence of each certification in all future filings.  We confirm that the titles of our Chief Executive Officer and Chief Financial Officer were included to better identify the certifying individual and were not intended to limit the personal capacity in which such individuals executed the certifications.

In connection with the foregoing responses, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (410) 427-1722.  Our fax number is (410) 427-8822.

Omega Healthcare Investors, Inc.

By:   /s/ Robert O. Stephenson
      Robert O. Stephenson
      Chief Financial Officer

Enclosures

cc:           Taylor Pickett
Michael Ritz
Rick Miller, Esq.
Eliot Robinson, Esq.
Clint Bowes
David Flynn

EXHIBIT A

Excerpts from the Restructuring Stock Issuance and Subscription Agreement Relating to Redemption

Section 11.            Redemption.

a. Redemption at Option of Holder.  At any time on or after the earlier to occur of (1) an Event of Default, (2) a Redemption Event, and (3) September 30, 2010, holder of the Series C Preferred Stock may require the Corporation (i.e., Advocat) to redeem all or a portion of the shares of the Series C Preferred Stock held by such holders (to the extent that such redemption shall not violate any applicable provisions of the laws of the state of Delaware) at a price in cash equal to the lesser of (i) the Stated Value per share, plus an amount equal to any dividends accrued but unpaid thereon and (ii) the REIT Maximum Value (such amount us hereinafter referred to as the “Redemption Price”).  If the Corporation is unable on the date the holders of the series C Preferred Stock require the Corporation to redeem such shares of Series C Preferred Stock (the “Redemption Date”) to redeem any shares of Preferred Stock then to be redeemed because such redemption would violate the applicable laws of the state of Delaware, then the Corporation shall redeem such shares as soon thereafter as redemption would not violate such laws.

b. Redemption by the Corporation.  If at any time of such redemption, the REIT Maximum Value is greater than or equal to the Stated Value, then the Corporation, at its option, may at any time on or after September 30, 2007 redeem, in whole or in part, shares of Series C Preferred Stock on any Redemption Date set by the Board of Directors, upon ninety (90) days written notice to each record holder of Series C Preferred Stock at a price in cash equal to the Redemption Price.  The Corporation shall pay the Redemption Price in cash, out of funds legally available thereof.

c. On or prior to the Redemption date, each holder of Series C Preferred Stock to be redeemed shall surrender its certificate or certificates representing such shares to the Corporation, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled.  In the event less than all the shares represented by any such Certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.  From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the holders of the Series C Preferred Stock redeemed (except the right to receive the Redemption Price upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

. . ..

“Redemption Event” means (i) the entry by the Corporation into any agreement, which if consummated, would result in the consolidation, merger, share exchange, combination or other transaction in which all or substantially all of the shares of the Corporation are exchanged for or changed into other stock or securities, cash, and/or any other property, (ii) the issuance by the Corporation of any Common Stock other than (A) the issuance pursuant to the exercise of any stock options granted to any employees, directors, or officers of, or bono fide consultants to, the Corporation and its subsidiaries pursuant to stock plans or options or agreements adopted or approved by the Corporation’s Board of Directors or (B) shares of Common Stock issued in connection with a bona fide acquisition by the Corporation whether by merger, consolidation, purchase of assets, purchase or exchange of stock or other similar transactions with a non-financing purpose approved by the Corporation’s Board of Directors; provided that the Corporation is the surviving entity of such transaction or series of transactions.